Innovative Photovoltaic Manufacturing Solutions

February 10, 2010

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Jay Webb, Accounting Reviewer

Kevin Kuhar, Staff Accountant

Re:          GT Solar International, Inc.

Form 10-K for the Fiscal Year ended March 28, 2009 — Filed June 9, 2009

Form 10-Q for Quarter ended September 26, 2009 — Filed November 10, 2009

File No. 001-34133

Gentlemen:

GT Solar International, Inc., a Delaware corporation (the “Company”), is writing to respond to the comments contained in the letter dated January 29, 2010 from Jay Webb of the Staff (the “Staff”) of the Securities and Exchange Commission to Richard Johnson, Vice President and Corporate Controller of the Company, with respect to the Form 10-K for the Fiscal Year ended March 28, 2009 (filed June 9, 2009) and the Form 10-Q for the Fiscal Quarter ended September 26, 2009 (filed November 10, 2009).

The text of the Staff’s comments has been included in this letter in italics for your convenience, and we have numbered the paragraphs below to correspond to the number in the Staff’s letter.  The Company’s response is as follows:

Form 10-K for Fiscal Year-Ended March 28, 2009

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41.

Results of Operations, page 52

1.     We noted the discussion herein that certain customer arrangements were modified to revise the delivery schedule of DSS units and cancellation of undelivered equipment “which allowed [you] to recognize revenue of approximately $56.7 million” during  fiscal 2009.  Please describe for us in greater detail the facts and circumstances which resulted in the recognition of revenue from this revised transaction during 2009.  Specifically, please describe for us the original provisions of the arrangement whereby you had deferred revenue recognition, discuss the specific modifications that were made to the agreement (including a chronological discussion of when the revisions were made and agreed upon) and describe how your revenue recognition policy in this instance (and in other situations where there is a modification of customer agreements) permits you to recognize revenue at an earlier point in the sales cycle (including the scheduled delivery dates) than previously appropriate.  Also, please describe for us and quantify all instances in which these modifications took place during all of the periods presented, including any interim periods subsequent to your fiscal year-end.

Response: Under our revenue recognition policy, if objective evidence of fair value does not exist for undelivered elements of an arrangement, all revenue is deferred until such evidence does exist, or until all elements are delivered, whichever is earlier, assuming all other revenue recognition criteria are met.  In accordance with this policy, we had not recognized revenue related to this particular customer arrangement prior to March 2009. As described in more detail below, in March 2009, we and the customer agreed to modify the arrangement to eliminate ancillary equipment that was undelivered at the time of the modification. As a result of this modification, there were no further undelivered elements for which objective evidence of fair value did not exist, and $56.7 million, relating to elements that had previously been delivered, was recognized as revenue. A chronology of the contract revisions is set forth below and attached hereto as Appendix A.

In the arrangement at hand, as further discussed below, the elements of the contract included DSS units, installation services, ancillary equipment and spare parts:

•      The Company’s DSS units have standalone value and the Company has previously demonstrated that this product meets seller specified acceptance criteria. Moreover, the Company has established objective and reliable evidence of fair value for its DSS unit.

•      For installation services, objective and reliable evidence of fair value has been established, and such services are available from other vendors. In some cases, our customers install the DSS units.

•      For ancillary equipment and certain spare parts (together referred to as “ancillary equipment”), the Company has not been able to establish objective evidence of fair value. Accordingly, for arrangements which include ancillary equipment, the Company does not recognize revenue until all units of ancillary equipment have been delivered, assuming all other revenue recognition criteria have been met. The Company has previously demonstrated that ancillary equipment meets seller specified acceptance criteria. The ancillary equipment, which works in conjunction with the DSS units, is not needed to operate the DSS units and is available from other vendors. The Company has a number of customers that never purchase ancillary equipment from the Company when buying DSS units.

On May 17, 2007, the Company entered into a contract with a customer to supply 288 DSS units, which are specialized furnaces, 36 units of ancillary equipment used in the operation of the DSS units, including crucible coating stations, crucible manipulators and loaders and 10 spare parts kits. Total consideration for this arrangement was approximately $171.2 million. DSS units were scheduled to be delivered beginning in September 2007 and continuing through October 2009. Based on the original delivery schedule in the contract, 12 units of ancillary equipment and 8 spare parts kits were to be delivered from September 2007 through February 2008. Delivery of the remainder of the ancillary units and spare parts kits was to be scheduled upon mutual agreement of the parties beginning in July 2008.

Through April 14, 2008, we had delivered a total of 66 DSS units and 7 units of ancillary equipment ordered in the agreement.  No revenue was recognized during this period as there was still ancillary equipment to be delivered.

On April 15, 2008, this agreement was amended to accommodate a customer request to have products in the original arrangement re-allocated to a related party of the customer based on which entity would be using them and to extend the delivery schedule for a number of products which resulted in the delivery of five ancillary products being delayed until August 2009.

A separate contract was signed with the related party of the customer for the purchase of a portion of the yet to be delivered items under the original contract (138 DSS units and 16 units of ancillary equipment). The total arrangement consideration remained the same. The contract originally signed on May 17, 2007 and the amendment to that contract on April 15, 2008 were considered linked with the newly signed contract and have been accounted for as one arrangement.

Following the amendment on April 15, 2008 deliveries resumed to both entities and 30 units of DSS equipment and 9 units of ancillary equipment were shipped through July 2008. Certain ancillary products and spare parts were also delivered to each entity in this time frame.

On July 15 2008, the Company and customer agreed to delay the delivery schedules for 150 DSS units and 20 ancillary products due to delays in the construction of the customer’s facilities. The total consideration for the arrangement remained the same. An additional 6 units of ancillary equipment were delivered in August 2008.

As of February 28, 2009, the deferred revenue related to this arrangement consisted of amounts billed related to 96 delivered DSS units and 22 pieces of ancillary equipment. At that time, the remaining ancillary equipment was scheduled to be delivered under the agreements in August 2009. Since the Company had not been able to obtain objective evidence of fair value the ancillary equipment, the Company was not able to recognize revenues on DSS units which had been delivered to the customer until all units of ancillary equipment under the arrangement had been delivered.

In March 2009, the Company approached the customer to discuss the delivery schedules for the undelivered ancillary equipment. The customer indicated that it no longer required the remaining undelivered ancillary products and both parties agreed to amend the agreements, effective March 10, 2009, to remove the undelivered  ancillary equipment (with a total purchase price of approximately $0.9 million) from the agreements. In connection with this modification, amounts paid in advance for these particular ancillary products of $0.3 million was credited to the customer and the delivery schedule for the remaining undelivered DSS units was further extended.

Upon execution of the amendments to these agreements, the only remaining undelivered elements were DSS units and installation services. Following execution of these amendments, there were no further undelivered elements in either contract for which the Company did not have objective and reliable evidence of fair value and therefore, the Company recognized, in accordance with its revenue recognition policy, $55.6 million of revenue that had been previously deferred related to amounts billed and collected for delivered DSS units and ancillary equipment.

In separate transactions from the contracts described above, the customer also placed additional sales orders for the purchase of ancillary products and spare parts at various times from August 2007 through August 2008 with an initial value of $1.7 million. During the year ended March 28, 2009 the Company recorded revenue of $1.1 million related to these contracts and in connection with the modification described above, also modified these contracts to remove $0.6 million of undelivered ancillary equipment that the customer indicated it no longer needed. The Company considered these arrangements to be separate from the original agreement with the customer because they were entered into at a later point in time and were not contemplated or required at the time of the original agreement.

The combined effect of the modifications discussed above resulted in a reduction in the total value of these contracts from $172.9 million to $171.5 representing a combined cancellation of $1.4 million (rounded) of undelivered ancillary equipment. Total revenue recognized during the year ended March 28, 2009 related to these modified contracts was $56.7 million.

The customer has not entered into any new contracts with the Company to purchase ancillary equipment since the March 2009 amendment. During each of the three years in the period ending March 28, 2009 and in the nine month period ended December 26, 2009, the Company did not have any other similar modifications where previously deferred revenue was recognized immediately upon the cancellation of undelivered products.

2       We note that you recorded approximately $11.3 million in 2009 as costs of revenues resulting from expected forfeitures of vendor advancements during the year-end March 28, 2009.  We also noted similar charges during the six months ended September 26, 2009.  Please tell us in detail and revise future filings to disclose your accounting policy for recognizing expenses from contract forfeitures of vendor advances.  Please discuss how you determine the amount of the forfeitures, whether by contractual terms or another means, how you determine the period in which to record the charge and why the charges are properly classified as cost of revenues.

Response: The Company enters into commitments to purchase material from various suppliers in the ordinary course of business. In some cases the Company provides cash advances to the vendors in order to secure the commitment.  In other cases no cash advances are made to the vendor. These commitments are entered into to satisfy the material requirements of a specific contract or the Company’s overall production plan.

In those instances where cash advances have been made, the Company evaluates these advances for recoverability on a periodic basis. From time to time the Company has either canceled its purchase commitment to its vendors due to customer delivery delays, customer contract terminations or changes to its expected production plan.  When this occurs the Company may be liable for cancellation penalties. In such instances, the Company reviews the contractual terms of its purchase commitments and seeks to negotiate with the vendor to minimize any potential loss. In cases where the cancellation is the result of a customer contract termination or delay in customer delivery, the Company may seek reimbursement from the customer for costs incurred to terminate the contract with the vendor for the parts ordered on behalf of the customer.

Regarding termination events related to contracts where cash advances have been made to vendors, the Company records as cost of revenue any charges for advances that are not considered recoverable because they are expected to be forfeited. The write off is recorded when it is deemed probable that the advance will not be recoverable and the amount is determined via reference to penalties defined in contractual termination clauses or through communications with the vendor when the contract does not contain explicit termination rights. Factors considered in making the determination that it is no longer probable that an advance is recoverable include a comparison of the amount of the purchase commitment to revised parts requirements following an amendment to a customer contract and comparing total purchase commitments to contractual backlog.

Regarding termination events when there have been no advances made to vendors, the termination fees recorded as cost of revenue are based on the stated termination fee in the contract when applicable, or the agreed upon settlement amount in instances where the contract did not provide for fixed termination fees. The charge is recorded when the contract is terminated.

The Company also periodically evaluates the recoverability of its cash advances based upon a review of the vendor’s financial condition and the vendor’s ability to perform under its commitments.  When the Company concludes it is no longer probable it will recover its advance, the Company records impairment losses as a charge to cost of revenue. The Company considers the recognition of these costs as cost of revenue to be appropriate as they relate to the purchase of inventory.

In response to the Staff’s comment, the Company has provided the following additional disclosure in its Form 10-Q for the Quarter ended December 26, 2009 filed on February 5, 2010:

“Purchase Commitments

The Company enters into commitments to purchase material from various suppliers in the ordinary course of business. These commitments are entered into to satisfy the material requirements of a specific contract or the overall production plan and often require the Company to make payments in advance. The Company evaluates these advances for recoverability on a periodic basis and more frequently if indicators of asset impairment arise.

In the event the Company reschedules and/or cancels a portion of these commitments due to customer delivery delays, customer contract terminations or changes to its production plans, the Company may be liable for cancellation penalties or be required to purchase material in excess of its current expected demand. In such instances, the Company reviews the contractual terms of its purchase commitments and seeks to negotiate with the vendor to minimize any potential loss. In cases where the cancellation is the result of a customer contract termination or delay in customer delivery, the Company may seek to recover the costs incurred.

The Company accrues as cost of revenue losses estimated on advances which are not considered recoverable because of a deterioration in the financial condition of the vendor or because the advances are expected to be forfeited as part of a planned order termination and any termination fees which may be paid to vendors when the Company terminates the contract in accordance with the contract terms.”

Form 10-Q for the Fiscal Quarter ended September 26, 2009

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 26

Cash Flows from Operating Activities, page 27

3      We see that you have attributed the increase in your cash flows from operations for the six months ended September 26, 2009 to the “receipt of cash of approximately $35.3 million for refundable income taxes due to an election of a change in accounting method for tax purposes”.  Please describe for us and revise future filings to disclose in appropriate detail the aforementioned change in accounting tax methodology which lead to this significant receipt of cash as well as any impact of the transaction on your results of operations, including your tax provisions (benefits).

Response: The Company’s tax provision for the period ended March 28, 2009, was calculated incorporating a change in accounting method for tax purposes that gives rise to a one-year deferral of customer deposits and additional receipts that under its prior accounting method for tax purposes were included in taxable income in the year received. This change was effective upon our filing “Form No. 3315- Application for Change in Accounting Method” with the Internal Revenue Service on June 19, 2009 pursuant to Revenue Procedure No. 2004-34 allowing the Company to change methods for the fiscal 2009 tax return. This accounting change does not require permission of the Internal Revenue Service before use of the method; therefore it is considered an automatic change. During the year ended March 28, 2009, prior to making the determination that it would file the change in accounting method, the Company paid its estimated income taxes for the year ended March 28, 2009 based on its previous accounting method for tax purposes. As the change was retroactively effective for fiscal 2009, this election resulted in overpayment of taxes for the fiscal period. The Company filed for a refund in May 2009 in the amount of $35.3 million which was received in June 2009.

The Company continues to account for the difference between revenue recorded for book purposes versus tax purposes as a temporary difference for income tax reporting. Therefore this method change did not have an impact on our overall effective tax rate.

In response to the Staff’s comment, the Company has provided the following additional disclosure in its Form 10-Q for the Quarter ended December 26, 2009, filed on February 5, 2010:

“For the nine months ended December 26, 2009, our cash provided by operations was $89.2 million which included the receipt of approximately $35.3 million for refundable income taxes due to an election of a change in accounting method for tax purposes. This change in methodology resulted in a one year deferral of customer deposits and additional receipts that under the prior tax method had been included in taxable income in the year of receipt. As a result of this change in methodology, the Company was in an overpayment position regarding its estimated income taxes for the year ended March 28, 2009.  We filed for a refund of Federal income taxes in May 2009 in the amount of $35.3 million which was received in June 2009.”

In connection with responding to your comments, we acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please contact me at 603.681.3820.

Sincerely,

/s/ Hoil Kim

Hoil Kim
Vice President and General Counsel

Appendix A -

Order Summary / Timeline

		Contract	Ancillary Equip Units		DSS Units
Date	Description	Value	Delivered	Undelivered	Delivered	Undelivered

May 17, 2008 “Original Contract”	Sign contract with customer for 288 DSS and 46 ancillaries; as follows: • 18 Crucible Coating Station • 6 Manipulators • 12 Loaders/Unloader • 10 Spares Kits	$171.2M	—	46	—	288

April 15th, 2008 “Amendment A”	Amendment to accomodate customer request to split the Original Contract of 288 DSS and 46 ancillaries to supply customer with 150 DSS units and 30 ancillaries (contract value $89.8M) and a related party of the customer with 138 DSS and 16 ancillaries (contract value $81.4M); detailed delivery status determined.	$171.2M	6	40	70	218

July 15, 2008 “Amendment B”	Amendment to accommodate customer request to delay delivery of all undelivered items including both DSS and ancillary equipment.	$171.2M	16	30	85	203

March 10, 2009 “March 2009 Amendment”	Amendment resulted in the cancellation of the delivery of all remaining undelivered ancillaries (24 units with a contract value of $0.9M) and agreement to further discuss the delivery schedule of all undelivered DSS units.	$170.3M	22	24 (24) —	96	192

Conclusion	As of March 2009, we modified the arrangement to eliminate the undelivered ancillary equipment under the Original Contract. As a result of this modification, there were no further undelivered elements for which objective evidence of fair value did not exist, and deferred revenue that related to elements that had previously been delivered and deferred, and was recognized as revenue.	$170.3M	22	—	96	192